UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 4, 2022

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Appointment of Three New Directors and Election of New Chairman of the Board

On August 4, 2022, Legend Biotech Corporation (the “Company”) issued a press release announcing the appointments of Dr. Fangliang Zhang, Dr. Li Mao and Mr. Tomas J. Heyman to the Company’s Board of Directors, effective as of August 2, 2022. Dr. Zhang, Dr. Mao and Mr. Heyman will serve as Class II, Class III and Class I directors, respectively. Dr. Zhang will also serve as Chairman of the Board.

Dr. Zhang has been a non-executive director of GenScript Biotech Corporation (“GenScript”) since May 2022 and, prior to that, he was chairman and an executive director of GenScript from 2015 to 2020. He co-founded the GenScript group in 2002 and has been the director of various group companies prior to GenScript becoming the holding company of the group companies pursuant to the corporate reorganization for GenScript’s initial public offering in 2015. In 2015, Dr. Zhang founded the Company as a subsidiary of GenScript, expanding GenScript’s business goal to research, manufacture and commercialize a broad range of immunotherapy treatments. Dr. Zhang served as Chairman of the Company’s Board of Directors from 2015 to November 2020 and served as the Company’s Chief Executive Officer from August 2020 to September 2020. In 2018, Dr. Zhang was awarded Person of the Year at the China Healthcare Summit in recognition of his contribution to and significant impact on the healthcare field. Dr. Zhang has also authored more than 20 articles published in peer-reviewed journals and is an inventor of 9 scientific patents. Before founding GenScript, Dr. Zhang worked as a Principal Scientist at Schering-Plough from 1995 to 2002 where he received its Presidential Award. Dr. Zhang holds a Ph.D. in biochemistry from Duke University, a Master’s degree from Nanjing University and a Bachelor’s degree from Chengdu Institute of Geology.

Dr. Mao currently serves as Chief Medical Officer for SciClone Pharmaceuticals, Inc., a position he has held since June 2022. Prior to that, Dr. Mao served as Chief Medical Officer of Sino Biopharmaceutical Co., Ltd. from May 2021 to June 2022, Chief Executive Officer of Livzon Bio from March 2021 to April 2021 and Chief Executive Officer of Xcovery Holdings, Inc. from November 2018 to March 2021. Dr. Mao also served as Senior Vice President and Chief Medical Officer of Betta Pharmaceuticals Co., Ltd. from March 2018 to March 2021 and Vice President at Johnson & Johnson from June 2016 to February 2018. In addition, he served as a Professor at the MD Anderson Cancer Center from 2004 to March 2009 and a Professor at the University of Maryland, Baltimore from March 2009 to June 2016. Dr. Mao also served as a member of the board of directors of Betta Pharmaceuticals Co., Ltd, which is publicly listed on the Shenzhen Stock Exchange, from April 2018 to March 2021. Dr. Mao holds a Medical Doctor’s degree from Nanjing Medical University. Dr. Mao also completed a postdoctoral fellowship in cancer genetics at The John Hopkins University School of Medicine.

Mr. Heyman previously served as the President of Johnson & Johnson’s Corporate Venture Capital Group, the venture capital arm of Johnson & Johnson, a Global Healthcare Company from 2015 to September 2019 and as the Global Head of Business Development for Johnson & Johnson’s Pharmaceutical Group from 1992 to 2015. In addition, Mr. Heyman previously served as Chief Executive Officer of Janssen Pharmaceutica N.V., a pharmaceutical company, from 2008 to 2016. Mr. Heyman has served as a director of OptiNose, Inc., a specialty pharmaceutical company, since December 2020, a director of Akero Therapeutics, Inc., a biotechnology company, since June 2020 and a director of Adagio Therapeutics Inc., a biopharmaceutical company, since June 2021. Mr. Heyman graduated as Master of Law from the K.U. Leuven in Belgium. He continued with post-graduate studies in International Law in Geneva, Switzerland, and post-graduate studies in business management at the University of Antwerp in Belgium.

In accordance with the Company’s non-employee director compensation policy, on August 2, 2022, Dr. Mao and Mr. Heyman were granted an initial option grant to purchase 30,000 ordinary shares, with one-fifth of the shares vesting on the first anniversary of the date of grant and the remaining shares vesting in four equal annual installments thereafter, subject to continued service as a director through the applicable vesting date, as well as a restricted share unit award for 8,594 ordinary shares. Additionally, Dr. Mao and Mr. Heyman will be entitled to receive an annual cash retainer of $75,000 for serving on our board of directors. Each of the newly appointed directors will also be provided with the opportunity to enter into the Company’s standard form of indemnification agreement.

The press release is attached to this Form 6-K as Exhibit 99.1.

Amended and Restated Employment Agreement with Ying Huang, PhD

On August 3, 2022, Legend Biotech USA, Inc., a subsidiary of the Company, and the Company entered into an amended and restated employment agreement (the “Employment Agreement”) with Ying Huang, PhD, the Company’s Chief Executive Officer.

Under the terms of the Employment Agreement, Dr. Huang’s annual base salary is $700,000 and Dr. Huang is eligible for a discretionary annual cash bonus with a target of 75% (the “Annual Bonus”) of Dr. Huang’s then-current base salary (the “Target Amount”). Under the Employment Agreement, Dr. Huang’s eligibility for the Annual Bonus will be based upon the Board of Directors’ assessment of the attainment of individual and corporate performance goals as determined by the Board in its sole discretion.

Pursuant to the terms of the Employment Agreement, Dr. Huang’s employment is at will and may be terminated at any time by the Company. If Dr. Huang’s employment is terminated by the Company without Cause (as defined in the Employment Agreement) or by Dr. Huang for Good Reason (as defined in the Employment Agreement) in either case not in connection with a Change in Control (as defined in the Employment Agreement), then Dr. Huang would be eligible to receive the following severance benefits, less applicable tax withholding (the “Non-CIC Severance Benefits”):

•	payment of Dr. Huang’s then-current base salary in accordance with normal payroll procedures for 18 months;

•

payment of Dr. Huang’s annual bonus earned for the year prior to the year in which his termination occurs if unpaid as of the date such termination is effective (the “Date of Termination”), calculated based on the attainment of applicable corporate performance metrics and, with respect to individual metrics, the average of Dr. Huang’s individual performance ratings over the two years prior to such performance year shall apply (the “Prior Year Bonus”);

•

pro-rated portion of Dr. Huang’s Target Amount for the year in which the Date of Termination occurs, without regard to whether service or performance metrics or ratings have been established or achieved (whether corporate or individual) (the “Pro Rata Bonus”);

•	payment or reimbursement of continued health coverage for Dr. Huang and his dependents under COBRA for up to 18 months (the “COBRA Payments”);

•	with respect to existing equity awards at the time of entry into the Employment Agreement, acceleration of vesting in full;

•

with respect to any equity awards that may be granted to Dr. Huang following entry into the Employment Agreement, that portion of any equity awards held by Dr. Huang that would have vested during the 18-month period following Dr. Huang’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

•	the post-termination exercise period attributable to any stock options will extend up to 18 months from Dr. Huang’s Date of Termination; and

•	outplacement services with a nationally recognized provider or executive coaching services for a period of 12 months for up to $40,000 in annual fees (the “Coaching Services”).

Under the Employment Agreement, if Dr. Huang’s employment is terminated by the Company without Cause or if Dr. Huang resigns for Good Reason, in either case within 3 months before or 18 months following the effective date of a Change in Control, then Dr. Huang would be entitled to the following severance benefits, less applicable tax withholding (the “CIC Severance Benefits,” together with the Non-CIC Severance Benefits, the “Severance Benefits”):

•	payment of his then-current base salary in accordance with normal payroll procedures for 24 months;

•	payment of Dr. Huang’s Prior Year Bonus if unpaid as of the Date of Termination;

•	the Pro Rata Bonus;

•	Payment of two times Dr. Huang’s Target Amount for the year in which the Date of Termination occurs;

•	the COBRA Payments;

•

all equity awards held by Dr. Huang shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the Date of Termination without regard to any performance-based requirements;

•	if the options are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended up to 18 months from the Date of Termination; and

•	the Coaching Services.

Payment of the Severance Benefits is subject to Dr. Huang signing and delivering to the Company a separation agreement containing a general release of claims in favor of the Company. Under the Employment Agreement, if Dr. Huang’s employment is terminated for Cause or Dr. Huang resigns without Good Reason, Dr. Huang will not receive any Severance Benefits.

The above description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Form 6-K and the contents of which are incorporated by reference herein.

Executive Committee

On August 2, 2022, the Company’s Board approved the formation of an Executive Committee to advise the Chief Executive Officer of the Company on decisions being made with respect to the Company’s business and operations. The Executive Committee is comprised of Ying Huang, PhD, the Company’s Chief Executive Officer; Lori Macomber, the Company’s Chief Financial Officer; Marc Harrison, the Company’s Vice President and General Counsel; Liz Gosen, the Company’s Senior Vice President of Technical Operations; and Guowei Fang, PhD, the Company’s Senior Vice President and Global Head of Research and Early Development.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT LIST

Exhibit	Description

10.1	Amended and Restated Employment Agreement, by and between the Registrant and Ying Huang, effective August 3, 2022.

99.1	Press Release dated August 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation

Date: August 4, 2022	By:	/s/ Ying Huang
Name Ying Huang, Ph.D.
Title: Chief Executive Officer